electrovaya

Corporate Overview

August - 2025

(All figures in USD)


electrovaya

NASDAQ : ELVA
TSX : ELVA

Safe Harbor Statement

electrovaya

Forward-looking statements:

This presentation contains forward-looking statements and forward looking information (collectively, "forward-looking statements"), including statements that relate to, among other things, the size of the Company's addressable market and target verticals and applications, margin performance capabilities of new target operating segments, future operating jurisdictions including plans for manufacturing expansion in the United States and Japan, the ability to take advantage of manufacturing incentives for United States based manufacturers, the development of new products including solid-state batteries, the characteristics thereof, and the need for separator technology therein, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, intentions to refinance existing debt facilities, anticipated continued increase in sales momentum in fiscal 2025, the future direction of the Company's business and products, technology development and other statements regarding the Company's markets, objectives, goals, strategies, intentions, beliefs, plans, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions and involve risks and uncertainties, and undue reliance should not be placed on such statements. As a result actual results may differ materially from any result or expectation expressed or implied in forward-looking statements. Material assumptions on which forward-looking statements herein are based include that the Company's customers will complete new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders based on customers' historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order, expected decreases in input and material costs combined with stable selling prices in FY 2025, that the Company will be able to deliver ordered products on a basis consistent with past deliveries, that the Company's customer counterparties will meet their production and demand growth targets, the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and verticals as well as servicing existing customers, the availability to obtain financing on reasonable commercial terms, including refinancing existing debt and completing the announced financing with the Export-Import Bank of the United States, the impact of competition and new technologies on the Company, that the Company's relationships with its suppliers, customers, lenders and other third parties will be maintained, market growth for lithium-ion battery applications, the Company's ability to service debt obligations and adhere to negotiated debt covenants, the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws, the Company's future research and development levels and future production levels, and the Company's operating costs and expected capital expenditures. Important factors that could cause actual results to differ materially from expectations include but are not limited to the impact of political decisions in the United States and elsewhere on trade and with respect to government incentives for manufacturing, natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events, including the imposition of tariffs or trade controls that could impact the Company's cross-border business, market demand among the Company's customers and target markets for lithium-ion batteries as well as those additional risk factors found in the Company's base shelf prospectus dated September 17, 2024 and any supplement thereto, and the documents incorporated by reference therein. The Company does not undertake any obligation to update or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2024 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation, all dollar amounts are in U.S. dollars unless otherwise noted.

Electrovaya at a Glance



Infinity Technology - Safety & Longevity

Industry leading **Safety & Longevity** validated by third party & field data for **High** and **Low** Voltage Battery Systems

Multiple Proprietary **Technologies** ~100 patents

Perfect Safety Record - 30,000+ batteries deployed with no safety incidents



Domestic Manufacturing

U.S Cell & Systems Manufacturing in Jamestown, New York

Engineering & Systems manufacturing in Mississauga, Ontario

Gigafactory will allow us to supply **larger contracts**



Blue Chip Customers & Partners

16 **Fortune 100 clients** across mission critical operations - selecting Electrovaya on **Performance & Safety**

Leading **OEM Partners** in USA & Japan across various market segments



Inflection Point - Financial Results

9 consecutive quarters of **positive** Adj. EBITDA

2 consecutive quarters of **positive** EPS

TTM Revenue has surpassed $50 million breakeven point

TTM Operating Income has increased **426%** YoY

Competitive Landscape -Unique Advantages

electrovaya

Electrovaya	Competitors
Safety	**Safety**
Fully embedded ceramic separators reduce risks propagating fire	Lacks advanced safety features
Longevity	**Longevity**
One battery lasts 10–15 years of daily use Outlasts typical batteries by **3–5×.**	**Requires 2–5 replacements** over 10-15 years
Production MADE IN USA	**Production**
Jamestown, NY lithium-ion cell output will utilize domestic / friendly supply chains by mid 2026	Mostly dependent on China based supply chains
Cost of Ownership	**Cost of Ownership**
One battery. Years of savings.	More replacements = More cost

Expansion Into New Verticals

electrovaya

FY 2024 Applications

- Material Handling

In-development

- Defense

FY 2025 Applications

- Material Handling
- Defense

In-development

- Defense
- Construction
- Airport Ground Equipment
- Energy Storage
- Robotics
- E-truck

FY 2026+ Applications

- Material Handling
- Defense
- Airport Ground Equipment
- Construction
- Energy Storage
- E-truck
- **Robotics**
- **Mining**
- **Physical A.I**

Addressable Markets

electrovaya

Total Addressable Market Estimate (TAM)



$80b
Total
$55b[5]
Energy Storage Systems (ESS)
$14b[4]
Electric Commercial Vehicles
$6b[3]
Material Handling
$2b[2]
Defence
$2b[1]
Autonomous Robots

Select Sector Growth Estimates

Autonomous Robotics Battery Market Size ($b)



2
CAGR: 22%
7
2024
2025 E
2026 E
2027 E
2028 E
2029 E
2030 E

ESS Battery Market Size ($b)



55
CAGR: 25%
211
2024
2025 E
2026 E
2027 E
2028 E
2029 E
2030 E

Our Total Battery Market Size Market Size ($b)



79
CAGR: 23%
280
2024
2025 E
2026 E
2027 E
2028 E
2029 E
2030 E

1) Precedence Research
2) Valuates Reports
3) The Insight Partners
4) Research And Markets
5) Verified Market Research

Key Tailwinds

electrovaya

Movement Towards Domestic Manufacturers

Imported lithium-ion batteries may see significant tariffs

Strategic applications are especially looking for domestic supply of lithium-ion technology

Chinese li-ion battery imports to Japan ($m)[1]



636
302
193
183
2021
2022
2023
2024

Continued Expansion of E-Commerce

Warehouses need to operate for longer and with more MHEs

Aircraft also need quicker turnaround more often from their GSEs

15%

Global E-Commerce Market Size CAGR[2]

Appetite For High Performance Batteries

Customers are noticing the need for a "silver bullet" to their energy storage needs

A "bullet" that does not require constant maintenance and replacement

Average Hours of Service per System Lifespan[3,4]



10,000
14,600
36,500
146,000
IC Engine
Lead-Acid Battery
Conventional Lithium-ion Battery
Electrovaya Battery

A.I Brains Wanting Batteries

A common topic as been hyperscale data centers and the immense energy usage

We also see tremendous potential in "Physical A.I", evident to take off soon

28%

Estimated CAGR for Hyperscale Data Centers[5]

1) UN Comtrade
2) SellersCommerce
3) HyTek
4) Toyota
5) Precedence Research

Battery Safety Technology Is Valuable

Lithium-ion fires last longer

- Fires are difficult to extinguish
- Fires often propagate within cells and battery systems due to separator failures

A Passenger EV battery fire can take up to 3 days to fully extinguish

Hours To Extinguish



1
72
Normal Fire
Lithium-ion Battery Fire



E-commerce Warehouse Fire (UK, 2021)

- Robot's Lithium-ion battery caught fire and halted operations for weeks



Data Center Fire (France, 2021)

- Lead-acid battery ignited and caused 3.6M websites to go offline



DHL

Logistics Center Fire (Germany, 2023)

- E-forklift ignited during charging and caused $50M+ in damages and shutdown warehouse for months

Infinity Technology – Safety is Our Top Priority

electrovaya

INFINITY BATTERIES PROVIDE ADDITIONAL PREVENTION TO FIRE PROPAGATION


No fire
Nail Penetration Test

Fire Propagation Test



- No flames escaped the battery enclosure
- No internal propagation, the fire was contained within the faulted sub-module

TYPICAL BATTERIES PROPAGATE FIRE


Nail Penetration Test



- Risks costly damage and downtime
- Serious health and safety risks

Third Party Testing & Certifications

Proven technology supported by extensive 3rd party testing & validation

Performance

- ✓ Cycle life
- ✓ Internal Resistance
- ✓ Temperature Effect
- ✓ Power Capability
- ✓ Ageing

DNV
(3rd Party Test)

&

Internal Test

Safety

Cells, modules & packs

Cells passed all abuse tests at EUCAR Hazard Level 2

UL2580, UL1642, UL1973

ECE R100.3

Sandia National Laboratories
SAND 2005-3123

UN38.3

Quality

Our production sites adhere to the utmost quality standards

ISO 9001:2015

TPS

Toyota Production System

Full Ceramic vs Coated PO Separator Thermal Stability


Coated PO
Full Ceramic
15 minutes at 130°C
Coated PO
Full Ceramic

Ceramic-Coated PO Separator (Competitors)



Fully Embedded Ceramic Separator (Electrovaya)



- **Heat Stability Advantage:** Unlike competitors' ceramic coatings that can shrink or deform under high temperatures, Electrovaya's ceramic separators maintain their structural integrity, ensuring consistent performance even in demanding conditions
- **Enhanced Safety and Reliability:** Electrovaya's proprietary ceramic separators resist heat-induced shrinkage, reducing the risk of thermal runaway and ensuring long-term durability in heavy-duty applications

Multi-Million-Mile Batteries – Lowest Cost of Ownership

electrovaya

Consumer Electronics | E-Bike | EV | Forklift (MHE) | E-Bus | Energy storage



500 | 1000 | 2,000 | 5,000 | 9,000 → **Longevity**

***CYCLE EQUIVALENT:**

14,000 cycles is equivalent to 3,500,000 miles for a 250-mile range car[1]



Initial Capacity (%)
120
100
80
60
40
Typical NMC Cell
2000 cycles at EOL
Typical LFP Cell
4000 cycles at EOL
ELVA's Infinity Cell
14000 + cycles
0
2000
4000
6000
8000
10000
12000
14000
Cycle Number 2



Equivalent Miles 3
4,000,000
3,000,000
2,000,000
1,000,000
0
Top-2 China
Top-3 Japan
Top-3 Korea
Top-3 China
Electrovaya

1) Greencarreports
2) In-house testing
3) Competitor sources and autoevolution

Electrovaya Powered – Mission Critical & 24/7

electrovaya

Total 30,000+ Infinity Battery systems deployed

Powering over 200 warehouses & logistic centers

Empowering mission-critical operations



Customers and Partners – Infinity Batteries

electrovaya







Strategic Partnership	TOYOTA MATERIAL HANDLING N.A.; Sumitomo Corporation Power & Mobility Co., Ltd.
Example OEM Customers	RAYMOND; TOYOTA MATERIAL HANDLING; Bastian SOLUTIONS; JABIL
End Users Example (not a full list)	Walmart; THE HOME DEPOT; MAPLE LEAF; TARGET; LOWE'S; MARS; Unilever; SIEMENS; Mondelēz International; MICHELIN; Lineage; FedEx; CEVA LOGISTICS; 3M

Leveraging Longevity Advantage – Recurring Revenue

electrovaya

Growing	Segments		
Recurring Revenue Current - <5% Target - >10%	**Lease/Rentals**	• Lower upfront costs (with OEM supported residual value) • Ability to participate in off-lease opportunities • Rentals are a small but growing offering and in use with Electrovaya's largest end customers	*Approx. Margins Capabilities* *0-5 yrs : 30%* *6-10 yrs: 80%* *11 yrs + : 100%*
	SaaS	Opportunities to increase from data analytics (already in use at major customers), demand response, and energy storage	*Approx. Margin Capabilities* *>80%*
	Aftermarket Services	• Spare parts & accessories • Inspections and studies	*Approx. Margins* *30-50%*

Global Reach


Electrovaya Corp & Labs
Mississauga, ON, CA
Electrovaya Gigafactory
Jamestown, NY, USA
Electrovaya Japan
Coming Soon

US Manufacturing Expansion – Jamestown

electrovaya

MADE IN USA
Improves profitability, domestic supply chains and opens more market opportunities

FUNDED
Fully funded expansion plan with a $50.8 million direct loan from Export Import Bank of the United States (EXIM) 'Make More in America' initiative

OWNED 137,000 sq ft
Industrial facility on 52 acres

$0.05/kWh
Low cost & 100% renewable electricity



US Manufacturing Expansion – Jamestown

electrovaya

STRATEGIC AND FINANCIAL BENEFITS

- Provides reliable, domestic supply of lithium-ion cells (built in America)
- Meets growing customer demand for made in America products & opens new market opportunities
- Vertical integration will improve margins and increases Electrovaya's manufacturing capacity
- Increases Eletrovaya's capabilities to support exports, construction & engineering

FINANCIAL HIGHLIGHTS

- ~$50 million capital expenditure
- Closed $50.8 million loan by EXIM Bank, Make More in America (MMIA)
- Closed Revolving asset-based lending facility for $25.0 million with Bank of Montreal (BMO)
- $7.25 million local and state incentive package received
- $10-15 million annual BBB Act 45x tax credits based on output

Our Products: Technology Solutions

electrovaya

Complementary technologies targeting various EV applications
Infinity Batteries provide industry leading longevity and SSBs provide industry-leading energy density

Infinity Batteries	Solid-State Batteries
Commercial Stage	**In-development Stage**
Superior safety & lowest total cost of ownership	Highest energy density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
Robots, E-forklift, E-truck, and Energy Storage Systems (ESS)	Drones, Consumer Electronics, High-performance Vehicles, & Aerospace

ELVA SSBs – Unparalleled Ceramic Separator Experience

electrovaya

Electrovaya has developed a scalable manufacturing approach for the preparation of **flexible ceramic composite separators for Solid-State Batteries (SSBs)**



Proof-of-Concept Separator Development



Scaling to > 100cm²
Separator Manufacturing


electrovaya

SSB Pouch Cell Prototyping

Financing Growth

electrovaya

	Sources		Uses
Working & Equipment Capital	**Export-Import Bank** $51 million senior secured working capital facility	→	**U.S Gigafactory** $150-200m revenue capacity generation
	BMO Corp Banking $25 million senior secured working capital facility	→	**Working Capital Management** Supporting $100m+ in annual revenue
Operations	**45X Tax Credits** Incentives for domestic manufacturing	→	**U.S Manufacturing** Up to ~10.5m of tax credits under OBBBA (2025)[1]
	Cash Flow Positivity Electrovaya is no longer at a cash burning state	→	**Retained Earnings** The generation of cash will support organic growth

1) One Big Beautiful Bill Act

Financial Performance – Trailing 9 Months

electrovaya

Sales from 9 Months Ending June 30th ($000s)



+31%
33,060
43,320
Q3 2024
Q3 2025

Operating Income 9 Months Ending June 30th ($000s)



+16,574%
19
3,168
Q3 2024
Q3 2025

Adj. EBITDA 9 Months Ending June 30th ($000s)



+111%
2,582
5,447
Q3 2024
Q3 2025

Adj. EBITDA Margin 9 Months Ending June 30th (p.p)



+61%
7.8%
12.6%
Q3 2024
Q3 2025

electrovaya

TTM Sales ($000s)


+11%
49,490
54,859
Q3 2024
Q3 2025

TTM Operating Income ($000s)


+114%
1,813
3,878
Q3 2024
Q3 2025

TTM Adj. EBITDA ($000s)


+46%
4,724
6,904
Q3 2024
Q3 2025

TTM Adj. EBITDA Margin (p.p)


+32%
9.5%
12.6%
Q3 2024
Q3 2025

Financial Performance – Profitability Inflection Achieved

electrovaya

Reaching an inflection point....

Set to be one of the only profitable battery companies in North America



Quarterly Performance ($000s)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
--
3,500
3,000
2,500
2,000
1,500
1,000
500
--
(500)
(1,000)
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Sales
Adj. EBITDA
Net Income

- **Revenue and Adj. EBITDA** have continued to improve due to **increased orders** driven by **strong market demand** with now **9 consecutive quarters of being Adj. EBITDA* positive**
- TTM Revenue $55 million, **Surpassing the breakeven point of ~$50 million**
- TTM **Adj. EBITDA of 6.9 million**
- Achieved **positive net profit** and EPS in **Q2 AND Q3-2025**
- Reaffirms **FY 2025 Revenue Guidance Exceeding $60 million**

**Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as income/loss from operations plus stock-based compensation and depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.*

Summary Balance Sheets and Cap Table

Select Balance Sheet Items

(US$ in thousands)	06/30/2025	06/30/2024
Cash & Equivalents	$1,290	$534
Total Assets	**53,871**	**37,810**
Short-term Debt	–	18,164
Total Debt	18,834	18,164
Total Liabilities	**31,537**	**30,190**
Total Shareholders Equity	**22,334**	**7,620**



Net Working Capital
Total Shareholders Equity
FY 2022
FY 2023
FY 2024
YTD 2025
(7,874)
(5,919)
(705)
7,146
887
8,585
31,795
22,334

CapTable

As of 06/30/2025

Outstanding shares	40,106,915
Outstanding warrants	1,420,000
Outstanding stock options	4,842,789
Total	**46,369,704**

Select Equity Items (NASDAQ)

As of 08/12/2025

Share price	$5.03
Market cap	$202M
Institutional ownership	~18%
Insider ownership	~28%

Investor & Media Queries
Please contact:

Jason Roy
VP, Corporate Development & Investor Relations
Phone: 905-855-4618
Email: jroy@electrovaya.com
Web: www.electrovaya.com

electrovaya

